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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ViroLogic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92823R201

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92823R201

1.	Name of Reporting Person: BB Biotech AG		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,605,004

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,243,306(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,243,306(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%

12.	Type of Reporting Person (See Instructions) HC, CO

(1) Includes 199,705 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants, and 438,597 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

CUSIP No. 92823R201

1.	Name of Reporting Person: Biotech Growth N.V.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,605,004

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,243,306(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,243,306(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 199,705 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants, and 438,597 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

CUSIP No. 92823R201

1.	Name of Reporting Person: Biotech Target N.V.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,605,004

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,243,306(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,243,306(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 199,705 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants, and 438,597 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

Item 1.
1(a)	Name of Issuer:
ViroLogic, Inc.
1(b)	Address of Issuer's Principal Executive Offices:
345 Oyster Point Blvd., South San Francisco, California 94080

Item 2.
2(a)	Names of Persons Filing:
1. BB Biotech AG ("BB Biotech")
2. Biotech Growth N.V. ("BioGrowth")
3. Biotech Target N.V. ("BioTarget")
2(b)	Address of Principal Business Office or, if none, Residence:
BB Biotech AG: Vodergasse 3, CH-8300 Schaffhausen, Switzerland BioGrowth and BioTarget: De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles
2(c)	Citizenship:
See Item No. 4 of cover pages
2(d)	Title of Class of Securities:
Common Stock
2(e)	CUSIP Number:
92823R201

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
4,243,306(1)
	(b)	Percent of class:
15.1%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:
3,605,004
(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:
4,243,306(1)

(1) Includes 199,705 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants, and 438,597 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB BIOTECH AG

/s/ ANDERS HOVE By: Anders Hove Its: Authorized Signatory Date: February 14, 2003	/s/ ADRIAN BRUENGGER By: Adrian Bruengger Its: Authorized Signatory Date: February 14, 2003

BIOTECH GROWTH N.V.

/s/ ANDERS HOVE By: Anders Hove Its: Authorized Signatory Date: February 14, 2003	/s/ ADRIAN BRUENGGER By: Adrian Bruengger Its: Authorized Signatory Date: February 14, 2003

BIOTECH TARGET N.V.

/s/ ANDERS HOVE By: Anders Hove Its: Authorized Signatory Date: February 14, 2003	/s/ ADRIAN BRUENGGER By: Adrian Bruengger Its: Authorized Signatory Date: February 14, 2003

EXHIBIT INDEX

Exhibit 1:	Agreement by and among BB Biotech, BioGrowth and BioTarget with respect to the filing of this disclosure statement.